ROBERT BRANTL, ESQ.
                               322 4th Street
                             Brooklyn, NY 11215
                                718-768-6045

February 1, 2006

Via EDGAR
Jorge L. Bonilla
Senior Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: National Energy Services Company, Inc.
    File No. 0-50089
    Form 10-KSB for the year ended October 31, 2004
    Forms 10-QSB for the quarters ended January 31, 2005, April 30, 2005 and July 31, 2005

Dear Mr. Bonilla:

	I am counsel to National Energy Services Company, Inc. I am writing in response to your letter to John A. Grillo dated January 17, 2006.

	National Energy has recently filed a Notice on Form 12b-25 that its Annual Report on Form 10-KSB will be filed on or before February 14, 2006. National Energy is now reviewing the content of its 10-KSB to assure that it properly responds to the issues raised in the Staff's recent comments. Therefore a response to the Staff's comments will be filed at the time when National Energy files its Annual Report - i.e. not later than February 14.

                                              Yours,

                                              /s/ Robert Brantl
                                              ------------------
                                              Robert Brantl
RB:rk